SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Open Company –CVM Code nº 00482-0
CNPJ/MF nº 42.150.391/0001 -70
NIRE nº 29.300.006.939

RELEVANT FACT

BRASKEM S.A. (“Braskem”), in observance of CVM Instruction nº 358/02, hereby informs that, on June 18th, 2007, it was notified by Odebrecht S.A. (“ODB”) (formerly known as ODBPar Investimentos S.A.) regarding the exercise of its right to convert in common and preferred shares issued by Braskem the totality of its 59.185 (fifty-nine thousand, one hundred and eighty-five) unsecured, subordinated convertible debentures, issued by Braskem (successor by merger to OPP Produtos Petroquímicos S.A.) (“Debentures”), in accordance with the Private Deed of Issue of Unsecured, Subordinated and Convertible Debentures, of the first issuance, single series, with a par value of R$ 10,000.00 (ten thousand brazilian reais), dated as of May 31st, 2002, as supplemented (“Deed of Issue”).

According to the applicable rules described in the Deed of Issue, as a result of the conversion of all Debentures, Braskem’s capital stock will be increased, on the conversion date, on July 31st, 2007, in approximately R$ 1,114 million, already considering the deduction of the income tax applicable to the interest and monetary restatement, with the issuance of approximately 25.8 million common shares and 51.7 million class “A” preferred shares, all nonpar and book-entry shares to be subscribed by ODB. Each new share will be issued at the price of R$ 14.37 (fourteen reais and thirty-seven cents).

Following the issuance of shares, the new capital stock structure of Braskem will total 449.4 millions shares, comprised of 149.8 million common shares, 298.8 million class “A” preferred shares, and 0.8 million class “B” preferred shares.

As a result of this transaction, the free float of Braskem should decline from 49% (forty-nine percent) on May 31, 2007 to 40.6% (forty point six percent) on July 31, 2007.

It is important to mention that the amounts and percentages informed above may be adjusted if there is any change in the Long-Term Interest Rate – TJLP for the month of July 2007, to be announced on June 29, 2007.

The correspondent increase of capital shall become effective in a Board of Director’s Meeting to be held until July 31, 2007.

Camaçari, June 19th, 2007.

BRASKEM S.A.
Carlos Fadigas
Vice President of Finance and of Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2007

BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.